Exhibit 99.1

AMARIN CORPORATION PLC

LONDON, United Kingdom, December 12, 2007, Amarin Corporation plc (“Amarin” or the “Company”) announces that it is sending to its shareholders today a Notice of General Meeting and Proxy Form in relation to a General Meeting to be held at 7 Curzon Street, Mayfair, London W1J 5HG at 11 a.m. on 17 January 2008 regarding the consolidation of every ten Ordinary Shares of £0.05 each in the capital of the Company into one Ordinary Share of £0.50 each.  A copy of each of the Notice and Proxy Form is available on the Company’s website at
http://www.amarincorp.com/investor_relations/egm_2008.472.html

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis phase II clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory and cognition. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has a proprietary lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain that can be leveraged in a wide range of disease applications for its own product pipeline or with potential partners.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

Contacts:
Amarin +44 (0) 207 907 2442
Rick Stewart Chief Executive Officer
Alan Cooke President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Sarah Daly

Davy: +353 (0)1 679 6363
Ivan Murphy
Fergal Meegan

Ends.